UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36187

EVOGENE LTD.

  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street

Park Rehovot, Rehovot

7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Results of Operations- Six Months Ended June 30, 2026

This Report of Foreign Private Issuer on Form 6-K, or Form 6-K, is being furnished by Evogene Ltd., or Evogene, to the Securities and Exchange Commission, or SEC, for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed consolidated financial statements of Evogene as of and for the six-month period ended June 30, 2026; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Evogene’s Operating and Financial Review and Prospects, which discusses and analyzes Evogene’s financial condition and results of operations as of, and for the six-month period ended, June 30, 2026.

Exhibits

Evogene furnishes with this Form 6-K the exhibits described in the exhibit index below:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026.
99.2	Operating and Financial Review and Prospects for the six-month period ended June 30, 2026.
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Interim Statements of Financial Position, (ii) Consolidated Interim Statements of Profit or Loss, (iii) Consolidated Interim Statements of Changes in Equity; (iv) Consolidated Interim Statements of Cash Flows, and (v) Notes to Interim Consolidated Financial Statements.

Incorporation by Reference

The contents of Exhibits 99.1 and 99.2 to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (SEC File No. 333-277565 and 333-294650) and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer